Conectiv Bethlehem Inc.
Balance Sheet
(Dollars in Millions)
Unaudited

	Actual March 31, 2005
ASSETS	
Current Assets	
Cash and cash equivalents	*
Accounts receivable to associated companies	*
Taxes receivable	*
Inventories fuel and materials	*
Other	*
	*
Property, Plant and Equipment	
Property, plant and equipment	*
Less accumulated depreciation	*
	*
Construction work-in-progress	*
	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Accounts payable	*
Interest accrued	*
	*
Note Payable to Conectiv Energy Holding	*
Deferred Credits	
Deferred income taxes	*
	*
Note Payable to Conectiv Energy Holding	*
Capitalization	
Common stock	*
Additional paid-in capital	*
Retained earnings	*
Total equity	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the

Public Utility Holding Company Act of 1935.